UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended May 15, 2014

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated May 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 15, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS FIRST QUARTER 2014 RESULTS

Highlights

•	Generated distributable cash flow of $51.1 million in the first quarter of 2014, an increase of 22 percent from the first quarter of 2013.

•	Declared first quarter 2014 cash distribution of $0.5384 per common unit.

•	The Voyageur Spirit FPSO received its certificate of final acceptance from the charterer effective from February 22, 2014.

•	In March 2014, acquired ALP Maritime Services and ordered four long-haul towing and anchor handling vessel newbuildings for an aggregate cost of approximately $261 million.

•	In May 2014, entered into a letter of intent to acquire Logitel Offshore, a company focused on the high-end floating accommodation market utilizing the Sevan cylindrical hull design.

•	Liquidity of approximately $349 million as at March 31, 2014.

Hamilton, Bermuda, May 15, 2014—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended March 31, 2014. During the first quarter of 2014, the Partnership generated distributable cash flow(1) of $51.1 million, compared to $41.8 million in the same period of the prior year.

On April 9, 2014, a cash distribution of $0.5384 per common unit was declared for the quarter ended March 31, 2014. The cash distribution was paid on May 9, 2014 to all unitholders of record on April 25, 2014.

“The Partnership’s growing portfolio of long-term fixed-rate contracts continued to generate stable cash flows during the first quarter,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “Further to the update last quarter, we are now pleased to report that in April 2014, the Partnership received the certificate of final acceptance for the Voyageur Spirit FPSO from the charterer effective February 22, 2014.”

“We are excited about the letter of intent the Partnership recently signed to acquire Logitel Offshore, which we believe will provide the Partnership with an attractive and complementary new channel for growth,” Mr. Evensen continued. “We continue to see strong growth fundamentals in the Brazil and North Sea offshore markets, which are our core markets. We believe that the combination of our strong operational platform and access to capital, with Logitel’s innovative accommodation rig design using Sevan’s cylindrical hull platform, will enable us to provide our customers with an attractive and reliable alternative in this growing segment.”

Mr. Evensen added, “Looking ahead, we expect that the acquisitions of Logitel and ALP, which diversify the Partnership’s investment portfolio and expand its presence in the offshore oil production value-chain, will further complement Teekay Offshore’s existing pipeline of growth projects, including the Remora HiLoad DP unit and two FSO conversion projects delivering between 2014 and 2017. In addition, there are up to five FPSO units that may become available for purchase from our sponsor, Teekay Corporation, over the near to medium term. The largest of these, the Knarr FPSO newbuilding, remains on track for field installation and start-up in the fourth quarter of 2014.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

- more -

Summary of Recent Events

Proposed Acquisition of Logitel

In May 2014, Teekay Offshore entered into a letter of intent to acquire Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel owns two floating accommodation units (FAUs), which are based on the Sevan Marine ASA (Sevan) cylindrical hull design, currently under construction at the COSCO (Nantong) Shipyard (COSCO) in China, and has options with COSCO to order up to an additional six FAUs. The first committed FAU has secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil and is scheduled for delivery in early-2015. The Partnership expects to secure a charter contract for the second FAU prior to its scheduled delivery in late-2015. The agreement with COSCO for the committed FAUs includes a favorable payment schedule, with the majority of the purchase price due upon delivery. The Partnership intends to finance the Logitel acquisition and the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. The Partnership expects the proposed acquisition to be finalized in the third quarter of 2014.

Acquisition of ALP and Newbuilding Order

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for a fully built-up cost of approximately $261 million, which includes the cost of acquiring ALP. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including floating production, storage and offloading (FPSO) units, floating liquefied natural gas (FLNG) units and floating drill rigs. The Partnership intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

Voyageur Spirit FPSO Update

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, the Partnership had been receiving full rate under the charter contract as though the unit was producing at full capacity either directly from the charterer or through the indemnification arrangement with Teekay Corporation. On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Up to February 22, 2014, the Partnership has been indemnified by Teekay Corporation for certain lost revenues and certain unrecovered vessel operating expenses relating to the full operation of the Voyageur Spirit FPSO. Any indemnification amounts from Teekay Corporation to the Partnership have been effectively treated as a reduction in the purchase price paid to Teekay Corporation for the Voyageur Spirit FPSO by Teekay Offshore. During the first quarter of 2014, the Partnership’s indemnification effectively resulted in a $3.5 million reduction in the purchase price. Any future compensation received by the Partnership from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to Teekay Offshore. Although the Partnership’s reported revenue is lower as a result of any off-hire and reported vessel operating expenses are higher as a result of certain unrecovered operating costs relating to the Voyageur Spirit FPSO, there is no net impact on the Partnership’s cash flow as a result of Teekay Corporation’s indemnification. For the period from the date of acquisition to February 22, 2014, Teekay Corporation indemnified the Partnership for a total of $38.4 million relating to the Voyageur Spirit FPSO.

- more -

Dampier Spirit FSO Contract Extension

In May 2014, the Partnership secured a 10-year contract extension with Apache Energy for the 1987-built Dampier Spirit floating storage and offtake (FSO) unit, which operates on the Stag oil field offshore Western Australia. As part of the extension, the FSO unit is expected to enter into drydock during the second quarter of 2014 for capital upgrades with an expected total cost of approximately $11 million. Under the new contract, the unit is expected to earn approximately $5.7 million in annual cash flow from vessel operations(1).

(1)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjusting for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.

- more -

Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of May 1, 2014.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates		Total
Shuttle Tanker Segment	31	(i)	2	1	(ii)	1	(iii)	35
FPSO Segment	5	(iv)	—	—		—		5
Conventional Tanker Segment	4		—	—		—		4
Towage Segment	—		—	4	(v)	—		4
FSO Segment	5		—	1	(vi)	—		6

Total	46		2	5		1		54

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67 percent owned shuttle tankers, the Randgrid, will commence its conversion to an FSO unit for the Gina Krog FSO project after its current shuttle tanker charter contract expires in 2015.
(ii)	Includes one HiLoad DP unit expected to commence operations under a 10-year contract in the second quarter of 2014 once operational testing has been completed.
(iii)	Includes one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one FPSO unit in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Includes four long-haul towing and anchor handling vessel newbuildings scheduled to deliver in 2016.
(vi)	Includes the Navion Clipper shuttle tanker, which is currently being converted into an FSO unit and is expected to commence operations under a 10-year charter contract in the third quarter of 2014 with Salamander Energy plc.

- more -

Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers (including HiLoad DP Units)

In September 2013, the Partnership acquired a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit is currently undergoing operational testing, which is expected to be completed during the second quarter of 2014. Upon completion of the testing, the unit is expected to commence operations under a ten-year time-charter contract with Petroleo Brasileiro SA (Petrobras) in Brazil. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to perform a front end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

FPSO Units

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (Knarr), which is being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership its interest in the Knarr FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur in the fourth quarter of 2014.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on fair market value.

Teekay Corporation owns three additional FPSO units, the Hummingbird Spirit FPSO, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht became a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in offers to the Partnership to acquire Teekay Corporation’s interests in such projects, pursuant to the omnibus agreement.

FSO Units

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The FSO conversion project is expected to be completed for a net capital cost of approximately $230 million, including the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following its scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (Salamander) to supply an FSO unit in Asia. The Partnership is converting its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $70 million (including reimbursable installation costs). The unit is expected to commence its contract with Salamander in the third quarter of 2014.

- more -

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $31.2 million for the quarter ended March 31, 2014, compared to $18.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $23.8 million and increasing net income by $1.3 million for the quarters ended March 31, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $7.3 million for the first quarter of 2014, compared to $20.2 million in the same period of the prior year. Net revenues(2) increased to $225.8 million for the first quarter of 2014, compared to $189.2 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months ended March 31, 2014 increased from the same period in the prior year, mainly due to the acquisition of the Voyageur Spirit and a 50 percent interest in the Cidade de Itajai FPSO units in the second quarter of 2013 and the commencement of the time-charters with a subsidiary of BG Group plc for four newbuilding shuttle tankers (BG Shuttle Tankers) in June, August and November 2013 and January 2014. These increases were partially offset by the sale and lay-up of older shuttle and conventional tankers during 2013 as their related charter contracts expired or terminated.

As a result of the delay in receiving the certificate of final acceptance from the charterer for the Voyageur Spirit FPSO, the Partnership has not recorded all the revenues associated with operations of this FPSO unit from its acquisition on May 2, 2013 through to March 31, 2014. During this period, the unit also incurred certain operating expenses associated with ensuring the Voyageur Spirit FPSO was capable of operating at full capacity. For the three months ended March 31, 2014, the Partnership received $3.5 million in indemnification payments from Teekay Corporation, which are recorded in Partners’ Equity as an adjustment to the Partnership’s purchase price of the Voyageur Spirit FPSO unit. As a result of the indemnification from Teekay Corporation, there is no net impact on the Partnership’s cash flows relating to the Voyageur Spirit FPSO.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income, changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

- more -

Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment, and the Conventional Tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendices C through F for further details).

	Three Months Ended
	March 31, 2014
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total (3)
Net revenues(1)	121,474	83,137	14,266	6,903	225,780
Vessel operating expenses	40,406	40,391	5,873	1,460	88,130
Time-charter hire expense	11,412	—	—	—	11,412
Depreciation and amortization	27,281	17,903	1,693	1,611	48,488
CFVO from consolidated vessels(2)	61,901	33,846	8,492	4,910	108,149
CFVO from equity accounted vessel(4)	—	7,947	—	—	7,947
Total CFVO(2)(4)	61,901	41,793	8,492	4,910	116,096

	Three Months Ended
	March 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues(1)	108,056	57,685	15,625	7,798	189,164
Vessel operating expenses	37,967	29,501	8,285	1,571	77,324
Time-charter hire expense	14,777	—	—	—	14,777
Depreciation and amortization	27,605	12,752	2,582	1,571	44,510
CFVO from consolidated vessels(2)	48,919	22,256	7,358	15,520	94,053
CFVO from equity accounted vessel(4)	—	—	—	—	—
Total CFVO(2)	48,919	22,256	7,358	15,520	94,053

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, and includes the realized gains (losses) on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjustments for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(3)	The total column includes a $1.0 million fee associated with the acquisition of ALP in CFVO from consolidated vessels and Total CFVO. This fee was recognized in general and administrative expenses in the consolidated statement of income for the three months ended March 31, 2014. The towage segment has not been disaggregated as its results are not material other than this fee.
(4)	CFVO from equity accounted vessel represents the Partnership’s 50 percent share of CFVO from the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessel (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

- more -

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $61.9 million in the first quarter of 2014 compared to $48.9 million for the same period of the prior year, primarily due to the delivery of the four BG Shuttle Tanker newbuildings in June, August and November 2013 and January 2014, partially offset by the expiration of time-charter out contracts relating to three existing shuttle tankers during the third quarter of 2013 and the first quarter of 2014.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including one equity-accounted FPSO unit, increased to $41.8 million for the first quarter of 2014 compared to $22.3 million for the same period of the prior year, primarily due to additional cash flows related to the acquisition of the Voyageur Spirit and a 50 percent interest in the Cidade de Itajai FPSO units in the second quarter of 2013. Cash flow from vessel operations for the first quarter of 2014 excludes the $3.5 million Voyageur Spirit FPSO indemnification payment from Teekay Corporation.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $8.5 million in the first quarter of 2014 compared to $7.4 million for the same period of the prior year, primarily due to costs associated with front-end engineering and design studies completed in 2013 in relation to certain FSO project tenders.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $4.9 million in the first quarter of 2014 compared to $15.5 million for the same period of the prior year primarily due to the sale of three conventional tankers since the first quarter of 2013.

Liquidity

In January 2014, the Partnership issued NOK 1,000 million in senior unsecured bonds in the Norwegian bond market that mature in January 2019. The aggregate principal amount of the bonds was equivalent to USD 162 million and all interest and principal payments have been swapped into U.S. dollars at a fixed rate of 6.28 percent. The net proceeds from the bond offering were used for general partnership purposes. The Partnership is applying to list the bonds on the Oslo Stock Exchange.

As of March 31, 2014, the Partnership had total liquidity of $348.5 million, which consisted of $223.0 million in cash and cash equivalents and $125.5 million in undrawn revolving credit facilities.

- more -

2013 Audited Financial Statements

Teekay Offshore Partners L.P. filed its 2013 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 29, 2014. Copies are available on Teekay Offshore’s website, under “Investors—Financials”, at www.teekayoffshore.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay Offshore’s Investor Relations.

Conference Call

The Partnership also plans to host a conference call on Friday, May 16, 2014 at noon (ET) to discuss the results for the first quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-322-8032 or 416-640-3406, if outside North America, and quoting conference ID code 2061356.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting First Quarter 2014 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, May 23, 2014. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 2061356.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and owns interests in 35 shuttle tankers (including two chartered-in vessels and one HiLoad Dynamic Positioning (DP) unit), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit), four long-haul towing and anchor handling vessel newbuildings and four conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE:TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

- more -

TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
	(unaudited)	(unaudited)	(unaudited)
REVENUES	259,234	260,654	212,112

OPERATING EXPENSES
Voyage expenses	33,454	29,173	22,948
Vessel operating expenses	88,130	91,250	77,324
Time-charter hire expense	11,412	13,670	14,777
Depreciation and amortization	48,488	52,311	44,510
General and administrative	14,849	11,066	10,390
Write-down of vessels	—	19,280	—
Restructuring charge(1)	559	104	659

Total operating expenses	196,892	216,854	170,608

Income from vessel operations	62,342	43,800	41,504

OTHER ITEMS
Interest expense	(18,920)	(18,403)	(11,628)
Interest income	177	434	195
Realized and unrealized (losses) gains on derivative instruments (2)	(36,632)	9,948	(1,077)
Equity income	3,703	3,934	—
Foreign exchange losses(3)	(775)	(2,465)	(3,638)
Loss on bond repurchase(4)	—	—	(1,759)
Other income – net	390	260	314

Total other items	(52,057)	(6,292)	(17,593)

Income from continuing operations before income tax (expense) recovery	10,285	37,508	23,911
Income tax (expense) recovery	(1,263)	(1,896)	234

Net income from continuing operations	9,022	35,612	24,145
Net loss from discontinued operations(5)	—	—	(2,175)

Net income	9,022	35,612	21,970

Non-controlling interests in net income	1,679	(5,657)	1,777
Preferred unitholders’ interest in net income	2,719	2,719	—
General Partner’s interest in net income	3,943	4,621	3,073
Limited partners’ interest in net income	681	33,929	17,120

Weighted-average number of common units—basic	85,455,292	83,949,362	80,105,408
Weighted-average number of common units—diluted	85,480,352	83,981,522	80,106,741
Total number of common units outstanding at end of period	85,468,145	83,452,079	80,105,408

(1)	Restructuring charges for the three months ended March 31, 2014 and December 31, 2013 each relate to the reflagging of a shuttle tanker. In addition, restructuring charges for the three months ended March 31, 2013 relate to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker business unit and a lower-cost organization.
(2)	Realized (losses) gains on derivative instruments relate to amounts the Partnership actually paid or received to settle derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

- more -

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Realized (losses) gains relating to:
Interest rate swaps	(14,063)	(15,018)	(14,623)
Foreign currency forward contract	(497)	(253)	353

	(14,560)	(15,271)	(14,270)

Unrealized (losses) gains relating to:
Interest rate swaps	(24,108)	25,073	14,971
Foreign currency forward contracts	2,036	146	(1,778)

	(22,072)	25,219	13,193

Total realized and unrealized (losses) gains on derivative instruments	(36,632)	9,948	(1,077)

(3)	Foreign exchange losses include realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 that matured in the fourth quarter of 2013, of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million unsecured bonds in 2014 maturing in 2019. Foreign exchange losses also include unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Realized gain on partial termination of cross-currency swap	—	—	6,800
Realized foreign exchange loss on partial repurchase of NOK bonds	—	—	(6,573)
Realized gains on cross-currency swaps	16	210	725
Unrealized gains (losses) on cross-currency swaps	7,575	(4,534)	(25,502)
Unrealized (losses) gains on revaluation of NOK bonds	(9,130)	2,983	23,996

(4)	Loss on bond repurchase for the quarter ended December 31, 2013 relates to the repurchase in the first quarter of 2013 of NOK 388.5 million of the Partnership’s NOK 600 million bond issue at a premium.
(5)	Results for three conventional tankers (Leyte Spirit, Poul Spirit and Gotland Spirit), which the Partnership sold during 2013, have been included in Net loss from discontinued operations for the periods presented.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2014	December 31, 2013
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	222,990	219,126
Accounts receivable	169,021	176,265
Net investments in direct financing leases—current	4,830	5,104
Prepaid expenses	36,525	31,675
Due from affiliates	19,675	15,202
Current portion of derivative instruments	1,546	500
Other current assets	3,384	3,051

Total current assets	457,971	450,923

Vessels and equipment
At cost, less accumulated depreciation	3,067,880	3,089,582
Advances on newbuilding contracts	46,369	—
Investment in equity accounted joint venture	55,824	52,120
Net investments in direct financing leases	21,305	22,463
Derivative instruments	12,168	10,323
Deferred income tax	7,981	7,854
Other assets	37,307	35,272
Intangible assets—net	9,429	10,436
Goodwill	129,145	127,113

Total assets	3,845,379	3,806,086

LIABILITIES AND EQUITY
Current
Accounts payable	18,518	15,753
Accrued liabilities	134,756	138,156
Deferred revenues	24,437	29,075
Due to affiliates	80,183	121,864
Current portion of long-term debt	748,055	806,009
Current portion of derivative instruments	55,165	47,944
Current portion of in-process revenue contracts	12,744	12,744

Total current liabilities	1,073,858	1,171,545

Long-term debt	1,730,873	1,562,967
Derivative instruments	131,302	121,135
In-process revenue contracts	85,407	88,550
Other long-term liabilities	23,480	23,984

Total liabilities	3,044,920	2,968,181

Redeemable non-controlling interest	15,911	16,564
Limited partners—common units (85.5 million and 85.5 million units issued and outstanding at March 31, 2014 and December 31, 2013, respectively)	579,830	621,002
Limited partners—preferred units (6.0 million and 6.0 million units issued and outstanding at March 31, 2014 and December 31, 2013, respectively)	144,800	144,800
General Partner	20,399	21,242

Partners’ equity	745,029	787,044

Non-controlling interests	39,519	34,297

Total equity	784,548	821,341

Total liabilities and total equity	3,845,379	3,806,086

- more -

TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2014	March 31, 2013
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	9,022	21,970
Non-cash items:
Unrealized loss on derivative instruments	14,497	12,368
Equity income	(3,703)	—
Depreciation and amortization	48,488	45,349
Write-down and loss on sale of vessels	—	11,247
Deferred income tax expense (recovery)	10	(108)
Amortization of in-process revenue contracts	(3,142)	(3,142)
Foreign currency exchange (gain) loss and other	8,629	(23,004)
Change in non-cash working capital items related to operating activities	(49,017)	(17,361)
Expenditures for dry docking	(5,212)	(972)

Net operating cash flow	19,572	46,347

FINANCING ACTIVITIES
Proceeds from long-term debt	208,821	234,986
Scheduled repayments of long-term debt	(37,999)	(23,019)
Prepayments of long-term debt	(70,000)	(90,352)
Debt issuance costs	(2,250)	(5,091)
Indemnification on Voyageur Spirit FPSO from Teekay Corporation	3,474	—
Realized gain on cross currency swap	—	6,800
Cash distributions paid by the Partnership	(57,204)	(44,209)
Other	7,111	(158)

Net financing cash flow	51,953	78,957

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(66,772)	(23,785)
Proceeds from sale of vessels and equipment	—	13,250
Prepayment of purchase of Voyageur Spirit FPSO	—	(150,000)
Direct financing lease payments received	1,433	1,693
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	(2,322)	—

Net investing cash flow	(67,661)	(158,842)

Increase (decrease) in cash and cash equivalents	3,864	(33,538)
Cash and cash equivalents, beginning of the period	219,126	206,339

Cash and cash equivalents, beginning of the period	222,990	172,801

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2014	March 31, 2013
	(unaudited)	(unaudited)
Net income – GAAP basis	9,022	21,970
Adjustments:
Net income attributable to non-controlling interests	(1,679)	(1,777)

Net income attributable to the partners	7,343	20,193
Add (subtract) specific items affecting net income:
Foreign exchange losses (1)	791	4,365
Unrealized losses (gains) on derivative instruments (2)	21,921	(13,193)
Components of discontinued operations (3)	—	4,447
Restructuring charges and other (4)	922	821
Loss on bond repurchase (5)	—	1,759
Non-controlling interests’ share of items above (6)	199	470

Total adjustments	23,833	(1,331)

Adjusted net income attributable to the partners	31,176	18,862

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian Kroner bonds and exclude the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.
(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swap within the Cidade de Itajai FPSO equity accounted joint venture.
(3)	Related to components of net loss from discontinued operations. The results for the three months ended March 31, 2013 include a termination fee of $6.8 million received from Teekay Corporation upon the early termination of the Poul Spirit conventional tanker time-charter contract in March 2013, and the write-down of the Poul Spirit conventional tanker of $11.2 million to its estimated fair value.
(4)	The three months ended March 31, 2014 includes $0.6 million of restructuring charges relating to the reflagging of a vessel and a $1.0 million fee associated with the acquisition of ALP, partially offset by a seafarer pension credit of $0.7 million. The three months ended March 31, 2013 includes $0.7 million in restructuring charges relating to the reorganization of the Partnership’s shuttle tanker marine operations resulting in a lower cost organization.
(5)	Loss on bond repurchase for the three months ended March 31, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium in January 2013.
(6)	Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, vessel and business acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarters ended March 31, 2014 and March 31, 2013, respectively.

	Three Months Ended
	March 31, 2014	March 31, 2013
	(unaudited)	(unaudited)
Net income	9,022	21,970
Add (subtract):
Depreciation and amortization	48,488	44,510
Unrealized losses (gains) on derivative instruments (1)	22,072	(13,193)
Partnership’s share of equity accounted joint venture’s distributable cash flow before estimated maintenance capital expenditures	5,907	—
Distributions relating to equity financing of newbuildings	1,707	2,459
Distributions relating to preferred units	(2,719)	—
Loss on bond repurchase	—	1,759
Equity income from joint venture	(3,703)	—
Estimated maintenance capital expenditures (2)	(29,924)	(24,620)
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO (2)	3,474	—
Non-cash items in discontinued operations (3)	—	12,086
Foreign exchange and other, net	1,106	2,598

Distributable Cash Flow before Non-Controlling Interests	55,430	47,569
Non-controlling interests’ share of DCF	(4,370)	(5,813)

Distributable Cash Flow	51,060	41,756

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
(2)	Indemnification of the loss of revenues and certain unrecovered vessel operating expenses from the Voyageur Spirit FPSO is effectively treated as a reduction to estimated maintenance capital expenditures in the first quarter of 2014, since the indemnification amount received from Teekay Corporation is effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO.
(3)	Includes depreciation and loss on write-down of vessel included in discontinued operations.

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses (recoveries), which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	153,180	83,137	14,289	8,628	259,234
Voyage expenses	31,706	—	23	1,725	33,454

Net revenues	121,474	83,137	14,266	6,903	225,780

	Three Months Ended March 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	130,350	57,685	15,140	8,937	212,112
Voyage expenses (recoveries)	22,294	—	(485)	1,139	22,948

Net revenues	108,056	57,685	15,625	7,798	189,164

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	121,474	83,137	14,266	6,903	225,780
Vessel operating expenses	40,406	40,391	5,873	1,460	88,130
Time-charter hire expense	11,412	—	—	—	11,412
Depreciation and amortization	27,281	17,903	1,693	1,611	48,488
General and administrative	6,699	5,758	859	533	13,849
Acquisition fee (1)	—	—	—	—	1,000
Restructuring charge	559	—	—	—	559

Income from vessel operations	35,117	19,085	5,841	3,299	62,342

(1)	The towage segment has not been disaggregated as its results are not material other than a $1.0 million fee associated with the acquisition of ALP. This fee was recognized in general and administrative expenses in the consolidated statement of income for the three months ended March 31, 2014.

	Three Months Ended March 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	108,056	57,685	15,625	7,798	189,164
Vessel operating expenses	37,967	29,501	8,285	1,571	77,324
Time-charter hire expense	14,777	—	—	—	14,777
Depreciation and amortization	27,605	12,752	2,582	1,571	44,510
General and administrative	5,889	3,062	766	673	10,390
Restructuring charge	659	—	—	—	659

Income from vessel operations	21,159	12,370	3,992	3,983	41,504

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, and includes the realized (losses) gains on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D) (1)	35,117	19,085	5,841	3,299	62,342
Depreciation and amortization	27,281	17,903	1,693	1,611	48,488
Realized losses from the settlements of non-designated foreign exchange forward contracts	(497)	—	—	—	(497)
Amortization of non-cash portion of revenue contracts	—	(3,142)	—	—	(3,142)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,184)	—	(1,184)
Falcon Spirit cash flow from time-charter contracts	—	—	2,142	—	2,142

Cash flow from vessel operations from consolidated vessels	61,901	33,846	8,492	4,910	108,149

(1)	The total column includes a $1.0 million fee associated with the acquisition of ALP in income from vessel operations. This fee was recognized in general and administrative expenses in the consolidated statement of income for the three months ended March 31, 2014. The towage segment has not been disaggregated as its results are not material other than this fee.

	Three Months Ended March 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	21,159	12,370	3,992	3,983	41,504
Depreciation and amortization	27,605	12,752	2,582	1,571	44,510
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	59	—	—	—	59
Realized gains from the settlements of non-designated foreign exchange forward contracts	96	257	—	—	353
Amortization of intangible and non-cash portion of revenue contracts	—	(3,123)	—	—	(3,123)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,339)	—	(1,339)
Falcon Spirit cash flow from time-charter contracts	—	—	2,123	—	2,123
Cash flow from discontinued operations	—	—	—	9,966	9,966

Cash flow from vessel operations from consolidated vessels	48,919	22,256	7,358	15,520	94,053

- more -

TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended
	March 31, 2014
	(unaudited)
	At	Partnership’s
	100%	50%
Voyage revenues	23,385	11,693
Vessel and other operating expenses	7,471	3,735
Depreciation and amortization	4,466	2,233
General and administrative	21	11

Income from vessel operations of equity accounted vessel	11,427	5,714

Interest expense	(1,735)	(868)
Realized and unrealized losses on derivative instruments	(1,788)	(894)
Foreign currency exchange loss	(475)	(238)

Total other items	(3,998)	(2,000)

Net income / equity income of equity accounted vessel before income tax expense	7,429	3,714
Income tax expense	(22)	(11)

Net income / equity income of equity accounted vessel	7,407	3,703

Income from vessel operations	11,427	5,714
Depreciation and amortization	4,466	2,233

Cash flow from vessel operations from equity accounted vessel	15,893	7,947

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the fundamentals in the offshore industry; future growth opportunities, including the Partnership’s ability to successfully bid for new offshore projects or to grow organically; future increases in the Partnership’s distributable cash flows; the results of proposed projects; the timing of new and converted vessel deliveries and commencement of their time charter contracts; the potential for the Partnership to acquire future HiLoad projects and improved features of new HiLoad DP vessel designs; the timing and certainty of completion of the Partnership’s acquisition of Logitel; the effect of the Logitel acquisition on the Partnership’s future cash flows and growth opportunities; the timing and certainty of entering into long-term financing for the FAU newbuildings prior to their deliveries; the timing and certainty of securing a charter contract for the second FAU newbuilding prior to its delivery; the estimated cost of building or converting vessels or offshore units; the effect of the Dampier Spirit FSO contract extension on the Partnership’s cash flow from vessel operations; and the potential for Teekay Corporation or third parties to offer additional vessels or projects to the Partnership and the Partnership agreeing to acquire such vessels or projects, including the timing and certainty of the acquisition of the Knarr FPSO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion delays and cost overruns; failure to complete the Partnership’s acquisition of Logitel; failure by the Partnership to secure financing on the two FAU newbuildings and secure a charter contract for the second FAU newbuilding; change in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact the expected future growth in the floating accommodation and services rig market; delays in the commencement of time-charters; the inability to successfully complete the operational testing of the HiLoad DP unit; actual results of the new HiLoad DP unit designs; failure of Teekay Corporation to offer to the Partnership additional vessels or of Sevan, Remora or Odebrecht to develop new vessels or projects; potential delays in the construction of the Knarr FPSO and/or commencement of operations under its charter contract; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -